*** TEXT OMITTED AND FILED SEPARATELY**
CONFIDENTIAL TREATMENT REQUESTED
UNDER 17C.F.R. SECTION 200.80(B)(4),
200.83 AND 240.24b-2

163872-5

FIFTH AMENDMENT TO UNITED EXPRESS AGREEMENT

This Amendment to the United Express Agreement (the "**Amendment**") is effective as of February 6, 2008 by and between **UNITED AIR LINES, INC.**, a Delaware corporation, with its operations center located at 1200 East Algonquin Road, Elk Grove Township, Illinois 60007 ("**United**"), and **MESA AIR GROUP, INC.,** a Nevada corporation, having its principal mailing address at 410 N 44th St. Suite 700, Phoenix, AZ 85008 (**"Mesa"** or **"Contractor"**).

WHEREAS, the parties previously entered into that certain Amended and Restated United Express® Agreement, dated as of January 28, 2004 (United Contract # 163872) as amended on June 3, 2005 (the "**First Amendment**"), March 7, 2005 (the "**Second Amendment**", August 28, 2007 (the "**Third Amendment**"), August 28, 2007 (the "**Fourth Amendment**") (collectively, the "**Agreement**"); and

WHEREAS, pursuant to Article XXXI of the Agreement, the parties may modify or amend the Agreement; and

WHEREAS, Appendix A provides for the schedule of a Fleet Plan; and

WHEREAS, the parties desire to further amend the Agreement to provide for the permanent reductions of RJ-50 aircraft by Contractor in accordance with the Fleet Plan set forth on Appendix A; and

WHEREAS, the parties desire to further amend the Agreement to provide for the increase of RJ-70 aircraft by Contractor in accordance with the Fleet Plan set forth on Appendix A; and

NOW THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:

I. DEFINITIONS

A. Defined Terms. Capitalized terms used in this Amendment and not otherwise defined in this Amendment shall have the meanings assigned to them in the Agreement.

II. SCOPE, TERM, and CONDITIONS

A. Attachment A to this Amendment is the revised iteration of Appendix A, Aircraft Used in United Express Service, to the Agreement (Fleet Plan) and is modified to include details and explanations of permanent reductions and increases to aircraft in fleet.

B. In addition to the explanation given on Attachment A, this Article II.B further documents the agreement by Contractor and United to permanently remove exactly four (4) Expansion RJ-50 aircraft effective on the dates specified in Attachment A to this Amendment.

C.   In addition to the explanation given on Attachment A, this Article II.C further documents the agreement by Contractor and United to increase exactly one (1) RJ-70 aircraft effective on the dates specified in Attachment A to this Amendment.

    i. The actual monthly aircraft ownership cost of these (1) RJ-70 aircraft will not exceed [*]. All other rates are the same as specified in the Agreement.

    ii. This (1) RJ-70 aircraft will be removed on September 3, 2018.

    iii. This (1) RJ-70 aircraft will be delivered and ready to enter the United Express schedule on September 4, 2008 in accordance with United's Décor 5.5 livery specifications. These aircraft will be subject to United's inspection to assure compliance with United's Décor 5.5 specifications before acceptance.

III.   MISCELLANEOUS. Except as otherwise amended herein, the Agreement will remain in full force and effect. The terms of this Amendment are deemed to be incorporated in, and made a part of, the Agreement. This Amendment may be executed in any number of counterparts, by original or facsimile signature, each of which when executed and delivered shall be deemed an original and such counterparts together shall constitute one and the same instrument.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have by their duly authorized officers caused this Amendment to be entered into and signed as of the day and year first above written.

UNITED AIRLINES, INC.   MESA AIR GROUP, INC.

By: _____   By: _____

   Peter McDonald   Jonathan Ornstein

   Chief Operating Officer   Chief Executive Officer

Attachment A

APPENDIX A

FLEET PLAN